Exhibit 99.1

Lima, [*] [*] 2020

Messers

Intercorp Financial Services Inc.

Dear Sirs,

We hereby authorize Mr. / Mrs. [NAME OF THE INDIVIDUAL THAT WILL ACT ON BEHALF OF THE SHAREHOLDER], identified with National Identity Card / Foreigner Card No./ Passport No. [NUMBER OF THE IDENTITY CARD], so the latter, acting individually, may represent [NAME OF THE SHAREHOLDER] in the 2020 Ordinary Annual General Shareholders’ Meeting of Intercorp Financial Services Inc. (“IFS”) to be held on first call on March 31st, 2020 and on second call on April 7th, 2020, both at 8:30 am, in Jirón Carlos Villarán No. 140, 5th Floor, La Victoria, Lima, Perú.

Mr. / Mrs. [NAME OF THE INDIVIDUAL THAT WILL ACT ON BEHALF OF THE SHAREHOLDER] is enabled to exercise on our behalf and representation our voting right in respect of [NUMBER OF SHARES] shares of IFS, in connection with the following matters of the agenda of the referred 2020 Ordinary Annual General Shareholders’ Meeting as indicated below:

AGENDA	VOTE
	FOR	AGAINST	ABSTAIN
1) Approval of the Annual Report for the fiscal year 2019. Proposal: Approve the Annual Report for the fiscal year 2019.	[ ]	[ ]	[ ]

2)   Approval of the Audited Individual and Consolidated Financial Information for the fiscal year 2019.

Proposal:

Approve the Audited Individual and Consolidated Financial Information for the fiscal year 2019.

	[ ]	[ ]	[ ]

3)  Approval of Net Profit Allocation and Dividend Distribution for the fiscal year 2019.

Proposal:

Approve the Net Profit Allocation for the fiscal year 2019 and dividend distribution according to the dividend policy approved in the Ordinary Annual General Shareholders’ Meeting dated April 1st, 2019.

	[ ]	[ ]	[ ]

4) Approval of 2020 Dividend Policy.

         Proposal:

Approve as the new Dividend Policy for the     Company for the year 2020, the distribution between the shareholders of a minimum of 20% of the net profits of the Company registered in said period, to be distributed in one or more opportunities; as long as the decision of the distribution of dividends does not affect the legal and/or economic requirements of the Company and/or its subsidiaries, and the economic-financial conditions permit it.

	[ ]	[ ]	[ ]

5)   Delegation of powers to the Audit Committee of the Board of Directors of the approval of designation of the External Auditors and determination of their compensation for IFS and subsidiaries for the fiscal year 2020.

Proposal:

Delegate to the Audit Committee of the Board of Directors the powers of the approval of designation of the External Auditors and determination of their compensation for IFS and subsidiaries for the fiscal year 2020.

	[ ]	[ ]	[ ]
6) Approval of compensation for the members of the Board of Directors and Audit Committee. Proposal: Approve the compensation of the members of the Board of Directors and Audit Committee.	[ ]	[ ]	[ ]

[NAME OF THE SHAREHOLDER]

[Name] [Postion]